As filed with the Securities and Exchange Commission on February 2, 2007
Registration No. 333-______________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AMERICAN CAMPUS COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	76-0753089 (I.R.S. Employer Identification No.)
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
William C. Bayless, Jr.
President and Chief Executive Officer
American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Bryan L. Goolsby
Toni Weinstein
Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
(214) 740-8000
Fax: (214) 740-8800
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to be	Amount to be	Offering Price per	Aggregate Offering	Amount of
Registered	Registered (1)	Unit (2)	Price	Registration Fee
Common Stock	2,204,148 shares	$31.515	$69,463,724	$7,433

(1)	Includes up to 2,204,148 shares of the registrant’s common stock issuable upon conversion of 2,204,148 units of limited partnership interest in American Campus Communities Operating Partnership LP. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement also registers such additional shares of common stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purposes of calculating the registration for pursuant to Rule 457(c) based on the high and low sales prices of the common stock on the New York Stock Exchange on January 31, 2007.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated February 2, 2007
PROSPECTUS
AMERICAN CAMPUS COMMUNITIES, INC.
2,204,148 Shares of Common Stock
          The selling stockholders listed on page 33 may offer and resell up to 2,204,148 shares of common stock under this prospectus for each of their own accounts. These shares may be obtained by the selling stockholders upon an exchange of units of limited partnership interest in American Campus Communities Operating Partnership LP, or the Operating Partnership. Each unit is exchangeable for one share of common stock. Instead of issuing common stock upon a tender of units for exchange, we may deliver cash in an amount equal to the fair market value of the equivalent number of shares of common stock.
          This prospectus relates to (1) our possible issuance of shares of common stock if, and to the extent that, the selling stockholders tender units for exchange and (2) the offer and sale of these shares by the selling stockholders. We will not receive any proceeds from the issuance of common stock to the selling stockholders or from the sales of common stock by the selling stockholders.
          The selling stockholders may sell the shares from time to time on the New York Stock Exchange or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with buyers. The selling stockholders will be responsible for any commissions or discounts due to brokers and dealers. The amount of those commissions or discounts will be negotiated before the sales. We will pay all other offering expenses.
          Our common stock trades on the New York Stock Exchange under the symbol “ACC.” On January 31, 2007, the closing sale price of a share of common stock on the New York Stock Exchange was $31.87.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is ____________, 2007.

SUMMARY
     The following information highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the risk factors.
Our Company
     We are one of the largest owners, managers and developers of high quality student housing properties in the United States in terms of beds owned and under management. We are a fully-integrated, self-managed and self-administered real estate investment trust, or REIT, with expertise in the acquisition, design, financing, development, construction management, leasing and management of student housing properties. As of September 30, 2006, our property portfolio contained 38 student housing properties with approximately 22,700 beds and approximately 7,400 apartment units, consisting of 34 owned off-campus properties that are in close proximity to colleges and universities and four on-campus participating properties operated under ground/facility leases with the related university systems. These communities contain modern housing units, offer resort-style amenities and are supported by a resident assistant system and other student-oriented programming.
     Through American Campus Communities Services, Inc., our taxable REIT subsidiary, or our TRS, we also provide construction management and development services for student housing properties owned by colleges and universities, charitable foundations, and others. As of September 30, 2006, we provided third party management and leasing services for 15 student housing properties (9 of which we served as the third party developer and construction manager) that represented approximately 9,300 beds in approximately 3,200 units. Third party management and leasing services are typically provided pursuant to multi-year management contracts that have initial terms that range from one to five years. As of September 30, 2006, our total owned and managed portfolio included 53 properties with approximately 32,000 beds in approximately 10,600 units.
     Our executive offices are located at 805 Las Cimas Parkway, Suite 400, Austin, Texas 78746, and our telephone number is (512) 732-1000.
The Offering
     This prospectus relates to (1) our possible issuance of shares of common stock if, and to the extent that, the selling stockholders tender units for exchange and (2) the offer and sale of these shares by the selling stockholders. We will not receive any proceeds from the issuance of common stock to the selling stockholders or from the sales of common stock by the selling stockholders.
     On March 1, 2006, we completed the acquisition of a portfolio of 13 student housing properties pursuant to a contribution and sale agreement with contributors affiliated with Royal Properties for a contribution value of $244.3 million, which was paid as follows: (i) the issuance to the selling stockholders of 2,089,185 common units of limited partnership interest in American Campus Communities Operating Partnership LP, or the Operating Partnership, valued at $23.50 per unit and 114,963 Series A preferred units of limited partnership interest in the Operating Partnership valued at $26.75 per unit; (ii) the assumption of $123.6 million of fixed-rate mortgage debt; and (iii) the remainder in cash and promissory notes. In connection with the issuance of the units, we granted customary registration rights, including demand and piggyback registration rights, with respect to the shares of our common stock that may be received by the selling stockholders upon an exchange of the units in accordance with the terms of the partnership agreement of the Operating Partnership. We will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions. We are registering the common stock covered by this prospectus in order to fulfill these contractual obligations. Registration of this common stock does not necessarily mean that all or any portion of such common stock will be offered for sale by the selling stockholders.

Exchange of Units
     Each common and Series A preferred unit is exchangeable for one share of common stock, as adjusted for stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. Instead of issuing common stock upon a tender of shares for exchange, we may deliver cash in an amount equal to the then fair market value of the common stock. Upon an exchange of units for shares, our ownership interest in the Operating Partnership will increase.
Restrictions on Ownership of Capital Stock
     To ensure that we qualify as a REIT, our charter generally prohibits any person or entity from actually or constructively owning more than 9.8% of the outstanding shares of our stock. Our charter, however, requires exceptions to be made to this limitation if our board of directors determines that such exceptions will not jeopardize our tax status as a REIT. These limitations are described in more detail on page 5 under the heading “Description of Capital Stock—Restrictions on Transfer.”
Our Tax Status
     We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with our taxable year ended December 31, 2004. We believe that our organization and method of operation enables us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally are not subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property and the income of our TRS will be subject to taxation at normal corporate rates and state and local income tax where applicable. Further, unlike dividends received from a corporation that is not a REIT, our distributions to individual stockholders generally will not be eligible for the recent lower tax rate on dividends except in limited situations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     We have made statements in this prospectus and any supplement that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:
•	changing university admission and housing policies;

•	adverse economic or real estate developments;

•	general economic conditions;

•	future terrorist attacks in the U.S. or hostilities involving the U.S.;

•	defaults on or non-renewal of leases by student-tenants;

•	increased interest rates and operating costs;

•	debt levels and property encumbrances;

•	our failure to obtain necessary third party financing;

•	decreased rental rates or increased vacancy rates resulting from competition or otherwise;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	our failure to successfully develop properties in a timely manner;

•	our failure to maintain our status as a REIT;

•	environmental costs, uncertainties and risks, especially those related to natural disasters;

•	financial market fluctuations;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	other risks detailed in our other SEC reports or filings

     For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section above entitled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.
USE OF PROCEEDS
     We will not receive any proceeds from the issuance of common stock to the selling stockholders or from sales of this stock by the selling stockholders.
DESCRIPTION OF CAPITAL STOCK
General
     Authorized Shares. Our charter provides that we may issue up to 800,000,000 shares of our common stock, $0.01 par value per share, and 200,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, 22,903,073 shares of common stock and no shares of preferred stock are issued and outstanding.
     Authority of Our Board of Directors Relating to Authorized Shares. Our charter authorizes our board of directors to amend our charter to increase or decrease the total number of our authorized shares, or the number of shares of any class or series of capital stock that we have authority to issue, without stockholder approval. Our board of directors also has the authority, under our charter and without stockholder approval, to classify any unissued shares of common or preferred stock into one or more classes or series of stock and to reclassify any previously classified but unissued shares of any series of our common or preferred stock. If, however, there are any laws or stock exchange rules that require us to obtain stockholder approval in order for us to take these actions, we will contact our stockholders to solicit that approval.
     We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and then issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that may arise in the future. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change of control that would involve a premium price for holders of our common stock or otherwise be favorable to them.
     Terms and Conditions of Authorized Shares. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of exchange for each class or series. As a result, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that would involve a premium price for holders of our common stock or otherwise be favorable to them.
     Stockholder Liability. Applicable Maryland law provides that our stockholders will not be personally liable for our acts and obligations and that our funds and property will be the only recourse for our acts and obligations.
Common Stock
     All shares of our common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding restrictions on transfer of stock, holders of shares of our common stock are entitled to receive distributions on such stock if, as and when authorized by our board of directors out of assets legally available for the payment of distributions, and declared by us, and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

     Subject to the provisions of our charter regarding restrictions on transfer of stock, as described in more detail below under “Restrictions on Transfer,” each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Under Maryland law, the holders of a plurality of the votes cast at a meeting at which directors are to be elected is sufficient to elect a director unless a corporation’s charter or bylaws provide otherwise. Our bylaws provide for such plurality voting in the election of directors.
     Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive or other rights to subscribe for any of our securities. Subject to the provisions of our charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.
Preferred Stock
     Under our charter, our board of directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. Prior to issuance of shares of each series, our board of directors is required by Maryland law and our charter to set, subject to the provisions of our charter regarding restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each series. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.
Restrictions on Transfer
     In order for us to qualify as a REIT under the Internal Revenue Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).
     Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% by value of all of our outstanding shares, including both common and preferred stock. We refer to this restriction as the “ownership limit.” A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “purported beneficial transferee” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of our stock, or is referred to as a “purported record transferee” if, had the violative transfer been effective, the person or entity would have been solely a record owner of our stock.
     The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding stock and thereby subject the stock to the applicable ownership limit.
     Our board of directors must waive the ownership limit with respect to a particular person if it:

•	determines that such ownership will not cause any individual’s beneficial ownership of shares of our stock to violate the ownership limit and that any exemption from the ownership limit will not jeopardize our status as a REIT; and

•	determines that such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity whose operations are attributed in whole or in part to us) that would cause us to own, actually or constructively, more than a 9.8% interest (as set forth in Section 856(d)(2)(B) of the Internal Revenue Code) in such tenant or that any such ownership would not cause us to fail to qualify as a REIT under the Internal Revenue Code.
     As a condition of our waiver, our board of directors may require the applicant to submit such information as the board of directors may reasonably need to make the determinations regarding our REIT status and additionally may require an opinion of counsel or IRS ruling satisfactory to our board of directors, and/or representations or undertakings from the applicant with respect to preserving our REIT status.
     In connection with the waiver of the ownership limit or at any other time, our board of directors may increase the ownership limitation for some persons and decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock in excess of such percentage ownership of our common stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer stockholders to beneficially own more than 50% in value of our outstanding stock.
     Our charter provisions further prohibit:
•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).
     Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.
     Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit as permitted by our board of directors, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). That number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported record transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by our board of directors, then our charter provides that the transfer of the excess shares will be void.

     Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported record transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our stock at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the day of the event which resulted in the transfer of such shares of our stock to the trust); and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported record transferee and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.
     If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors. After that, the trustee must distribute to the purported record transferee an amount equal to the lesser of (i) the price paid by the purported record transferee or owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date); and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The purported beneficial transferee or purported record transferee has no rights in the shares held by the trustee.
     The trustee will be designated by us and will be unaffiliated with us and with any purported record transferee or purported beneficial transferee. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.
     Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:
•	to rescind as void any vote cast by a purported record transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.
     However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
     Any beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner must, on request, provide us with a completed questionnaire containing the information regarding their ownership of such shares, as set forth in the applicable Treasury Regulations. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner shall, on request, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of shares of our stock on our status as a REIT and to ensure compliance with the ownership limit, or as otherwise permitted by our board of directors.
     All certificates representing shares of our stock bear a legend referring to the restrictions described above.
     This ownership limit could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is The Bank of New York.
CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS
     The following description summarizes the material terms of certain provisions of Maryland law, including the Maryland General Corporation Law, and our charter and bylaws. You should review the Maryland General Corporation Law, our charter and our bylaws for complete information. We have incorporated by reference our charter and bylaws as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
Our Board of Directors, Vacancies on Our Board of Directors and Removal of Directors
     Number and Election of Directors. Our bylaws provide that, except for any directors elected by holders of a class or series of shares other than common stock, the number of our directors will be fixed by a majority of our entire board of directors, but may not be fewer than the minimum number permitted under Maryland law or more than fifteen. In establishing the number of directors, the board of directors may not alter the term of office of any director in office at that time.
     Pursuant to our charter, each of our directors is elected by our stockholders to serve until their successors are duly elected and qualify. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Our bylaws provide that at each annual meeting of stockholders, a plurality of votes cast will be able to elect our directors.
     Vacancies on Our Board of Directors. Any vacancy may be filled by a majority of the remaining directors even if the remaining directors do not constitute a quorum, except (i) if the vacancy results from an increase in the number of directors constituting the board, in which case the vacancy shall be filled by a majority of the entire board, (ii) if the vacancy results from a removal of a director, in which case the vacancy may also be filled by our stockholders and (iii) as may be otherwise provided for in the terms of any class or series of preferred stock.
     Removal of Directors. Our charter provides that, except for any directors elected by holders of a class or series of shares other than common stock, a director may be removed by the stockholders only with the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors and only for “cause.” In our charter, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.
Amendment of Our Charter and Bylaws
     Our charter, including its provisions on removal of directors, may be amended by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast on the matter. Our bylaws may be amended only by a majority of our directors. The stockholders have no right to amend or propose an amendment to our bylaws.
Transactions Outside the Ordinary Course of Business
     Under Maryland law, a Maryland corporation may not merge with or into another entity, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of our business unless the transaction or transactions are approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by at least a majority of the votes entitled to be cast except if:

•	the merger will merge one of our 90% or more owned subsidiaries into us without amending our charter other than in limited respects and without altering the contract rights of the stock of the subsidiary (in which case only the approval of our board of directors and the board of directors of the subsidiary is necessary);

•	we are the successor corporation in a share exchange (in which case only the approval of our board of directors is necessary); or

•	we are the survivor in the merger and the merger does not change the terms of any class or series of our outstanding stock, or otherwise amend our charter, and the number of shares of stock of each class or series outstanding immediately before the merger does not increase by more than 20% of the number of shares of each such class or series of stock that was outstanding immediately prior to effectiveness of the merger (in which case only the approval of our board of directors is necessary).
Dissolution
     A proposal that we dissolve must be approved by the affirmative vote of the holders of at least a majority of all of the votes entitled to be cast on the matter.
Advance Notice of Director Nominations and New Business
     Our bylaws provide for advance notice by a stockholder or stockholders wishing to have certain matters considered and voted upon at a meeting of stockholders.
     With respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only:
•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.
     These procedures generally require the stockholder to deliver notice to our Secretary not less than 90 days or later than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting. If the date of the annual meeting is advanced by more than 30 days from the date of the preceding year’s meeting or if we did not hold an annual meeting the preceding year, notice must delivered not earlier than the 120th day prior to the date of mailing of the notice for that annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for the annual meeting or the 10th day following the day on which disclosure of the date of mailing for the meeting is made.
     With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders. Nominations of persons for election to our board of directors may be made only:
•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	provided that our board of directors has determined that directors will be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

     Notice must be delivered not earlier than the 120th day prior to the date of the special meeting and not later than the close of business on the later of the 90th day prior to the date of the special meeting or the 10th day following the day on which disclosure of the date of the special meeting is made.
     The postponement or adjournment of an annual or special meeting to a later date or time will not commence any new time periods for the giving of the notice described above. Our bylaws contain detailed requirements for the contents of stockholder notices of director nominations and new business proposals.
Ownership Limit
     Our charter provides that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our stock. We refer to this restriction as the “ownership limit.” Our charter, however, requires exceptions to be made to this limitation if our board of directors determines that such exceptions will not jeopardize our tax status as a REIT. See “Description of Capital Stock—Restrictions on Transfer.”
Business Combinations
     Maryland law establishes special requirements for “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation’s shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation, an interested stockholder, or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder. In addition, a person is not considered an interested stockholder under the statute if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder.
     Unless otherwise determined by our board of directors, pursuant to our charter, we have opted out of these provisions of Maryland law. Our charter, however, provides that any business combinations must be approved by the affirmative vote of at least a majority of the votes entitled to be cast by holders of our voting stock.
Control Share Acquisitions
     Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition; (ii) an officer of the corporation; or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
     The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.
     Our bylaws contain a provision exempting us from the control share acquisition statute any and all acquisitions by any person of our common stock. There can be no assurance that our board of directors will not amend or eliminate this provision of our bylaws in the future.
Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws
     The provisions of our charter on removal of directors and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our board of directors were to opt in to the business combination provisions of Maryland law or if the provision in the bylaws opting out of the control share acquisition provisions of Maryland law were rescinded, these provisions of Maryland law could have similar anti-takeover effects.
Board Consideration of Relevant Factors and Constituencies
     Our charter provides that our board of directors may, in connection with a “business combination,” “change in control” or other potential acquisition of our control, consider the effect of the potential acquisition on our control, consider the effect of the potential acquisition on our stockholders, employees, suppliers, customers and creditors and on communities in which our offices or other establishments are located. As a result of this provision, our board of directors may consider subjective factors that affect or may affect the potential acquisition and may oppose the proposal on that basis.
Duties of Our Directors
     Under Maryland law, there is a presumption that the act of a director satisfies the required standard of care under Maryland law. An act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or to greater scrutiny than those applied to any other act of a director. This provision does not impose an enhanced level of scrutiny when our board of directors implements anti-takeover measures in a change-of-control context, and also shifts the burden of proof for demonstrating that any defensive mechanism adopted by our board is unreasonable.

Indemnification and Limitation of Directors’ and Officers’ Liability
     Our charter and the partnership agreement provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by Maryland law.
     Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision, which eliminates such liability to the maximum extent permitted by Maryland law.
     Our charter also provides that, to the maximum extent that Maryland Law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no director or officer shall be liable to us or our stockholders for money damages. Our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
•	any present or former director or officer who is made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a member of our board and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity.
     Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any of our employees, agents or predecessors.
     Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:
•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:
•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
     However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer only upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or by another on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.
     Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Indemnification Agreements
     We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland Law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.
EXCHANGE OF UNITS
     The rights of unitholders to exchange their units for common stock were granted in the Amended and Restated Agreement of Limited Partnership of American Campus Communities Operating Partnership LP, dated as of August 17, 2004, as amended. The following summary of the exchange rights of holders units is not complete. You should look at the partnership agreement and the amendments that are filed as exhibits to the registration statement of which this prospectus is a part. To obtain a copy of these documents, see “Where You Can Find More Information” on page 35.
     Holders of units have the right to require us to acquire all or a portion of their units in exchange for, at our election, cash or our common stock by delivering a notice of exchange substantially in the form of Exhibit B to the partnership agreement. The general partner will promptly give the tendering holder written notice of its election, and the tendering holder may elect to withdraw its exchange request at any time prior to the acceptance of the cash or shares by such tendering holder. Without the consent of the general partner, no unitholder effecting an exchange of all or a portion of its units is entitled to tender less than 1,000 units for exchange at any one time, unless such lesser amount is all of the units then owned by the exchanging holder. The consent of the general partner is also required to effect an exchange during the period after a record date with respect to a distribution to unitholders and before the record date for a distribution to stockholders.
     Upon exchange, the exchanging holder will receive either an equal number of shares of common stock or, at our election, an amount of cash equal to the fair market value of such number of shares. The number of shares will be adjusted:
•	if we, under certain circumstances, acquire material assets, other than on behalf of the Operating Partnership; or

•	for stock dividends, stock splits and subdivisions, reverse stock splits and combinations, distributions of rights, warrants or options, and distributions of evidences of indebtedness or assets relating to assets we do not receive pursuant to a pro rata distribution by the Operating Partnership.
     If we elect to deliver cash in lieu of all or any portion of the shares, the exchanging holder will receive shares valued at the average of the daily closing prices for the five consecutive trading days immediately preceding the date of receipt of a notice of exchange.

     On the tenth day after our receipt of the notice of exchange, we will deliver to the exchanging holder the number of shares of common stock to be exchanged or, at our election, cash, each in an amount determined as described above. The common stock to be delivered will be duly authorized, validly issued, fully paid and nonassessable, and, if applicable, free of any pledge, lien, encumbrance or restriction, other than those provided in our charter, bylaws, the Securities Act of 1933, relevant state securities or blue sky laws and any applicable registration rights agreement with respect to such shares entered into by the exchanging holder. Notwithstanding any delay in such delivery, except as described in the next paragraph, the exchanging holder will be deemed the owner of such shares for all purposes, including rights to vote or consent, and receive dividends, as of the date of the notice of exchange.
     Notwithstanding any other provision of the partnership agreement, a unitholder will not be entitled to effect an exchange for cash or an exchange for common stock to the extent the ownership or right to acquire common stock pursuant to such exchange by such holder on the date of the notice of could cause such holder or any other person to violate the restrictions on ownership and transfer of our common stock set forth in our charter and will have no rights under the partnership agreement to acquire common stock that would otherwise be prohibited under our charter. To the extent any attempted exchange or exchange would be in violation of the provisions described in this paragraph, it will be null and void and such holder will not acquire any rights or economic interest in the cash otherwise payable upon such redemption or the common stock otherwise issuable upon such exchange.
     Each unitholder will continue to own all units subject to redemption or exchange, and be treated as a limited partner with respect to such units for all purposes of the partnership agreement, until such units are transferred and paid for or exchanged. Until so exchanged, the exchanging holder will have no rights as a stockholder with respect to such holder’s units.
     In the partnership agreement, each unitholder agreed with us that all tendered units will be delivered to us free and clear of all liens, claims and encumbrances and should any such lien, claim and/or encumbrance exist or arise with respect to such tendered units, we will be under no obligation to acquire the same. Each unitholder also agreed that, in the event any state or local property transfer tax is payable as a result of the transfer of its tendered units, such holder will assume and pay such transfer tax.

FEDERAL INCOME TAX CONSEQUENCES
     The following discussion summarizes our taxation and the material Federal income tax consequences associated with an investment in our common stock. The tax treatment of stockholders will vary depending upon the holder’s particular situation, and this discussion addresses only holders that hold common stock as a capital asset and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the Federal income tax laws apply, including:
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks and other financial institutions;

•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Holders”);

•	certain insurance companies;

•	persons liable for the alternative minimum tax;

•	persons that hold securities as a hedge against interest rate or currency risks or as part of a straddle or conversion transaction;

•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Holders”); and

•	holders whose functional currency is not the U.S. dollar.
     The statements in this section are based on the Internal Revenue Code, or the Code, its legislative history, current and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.
     This section is not a substitute for careful tax planning. We urge you to consult your tax advisor regarding the specific tax consequences to you of ownership of our securities and of our election to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign, and other tax consequences to you regarding the purchase, ownership and sale of our securities. You should also consult with your tax advisor regarding the impact of potential changes in the applicable tax laws.
Tax Consequences of an Exchange of Units
     The exchange of units for common shares or cash will be a fully taxable transaction to the unitholder. The unitholder will generally recognize gain in an amount equal to the value of the common shares and the amount of cash received, plus the amount of liabilities of the Operating Partnership allocable to the units being exchanged, less its tax basis in the units. The gain may exceed the value of the common stock and the amount of cash received. However, if we elect to pay cash for the units exchanged and we use cash received from the Operating Partnership for such purpose, it is possible that such payment will be treated for federal income tax purposes as an exchange by the Operating Partnership of the units exchanged. In this case, the unitholder would recognize gain to the extent that the cash received, plus the amount of any of the Operating Partnership’s liabilities allocable to the units being exchanged, exceeds the adjusted tax basis in all of the holder’s units prior to such payment.

     The recognition of any loss resulting from an exchange of units is subject to a number of limitations set forth in the Internal Revenue Code. The character of any gain or loss arising from an exchange as capital or ordinary will depend on the character of the units in the hands of the unitholder as well as the nature of the assets of the Operating Partnership at the time of the exchange.
Taxation of Our Company
     We have elected to be taxed as a REIT under Sections 856 through 860 of Code, commencing with our taxable year ended December 31, 2004.
     Locke Liddell & Sapp LLP has provided us an opinion that we have been organized and, for the taxable year ended December 31, 2005, we have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current manner of organization and proposed method of operation will enable us to continue to satisfy the requirements for qualification and taxation as a REIT under the Code in the future. You should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. In providing its opinion, Locke Liddell & Sapp LLP is relying, as to certain factual matters, upon the statements and representations contained in certificates provided to Locke Liddell & Sapp LLP by us.
     Our qualification as a REIT will depend upon our continuing satisfaction of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while we intend to continue to qualify to be taxed as a REIT, the actual results of our operations for any particular year might not satisfy these requirements. Locke Liddell & Sapp LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, no assurance can be given that the actual results of our operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT. See “—Failure to Qualify as a REIT” below.
     The sections of the Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations.
     As a REIT, we generally are not subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning shares in a corporation. Our distributions, however, will generally not be eligible for (i) the lower rate of tax applicable to dividends received by an individual from a “C corporation” (as defined below) or (ii) the corporate dividends received deduction. Further, we will be subject to federal tax in the following circumstances:
•	First, we will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, we may have to pay the alternative minimum tax on items of tax preference.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, we will have to pay tax at the highest corporate rate on that income.

•	Fourth, if we have net income from “prohibited transactions,” as defined in the Code, we will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.
•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “—Requirements for Qualification,” but we have nonetheless maintained our qualification as a REIT because we have satisfied other requirements necessary to maintain REIT qualification, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•	Sixth, beginning in the 2005 taxable year, if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests under the REIT provisions of the Code for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we will likely be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.

•	Seventh, beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification under the REIT provisions of the Code (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•	Eighth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would have to pay a 4% excise tax on the excess of that required dividend over the amounts actually distributed.

•	Ninth, if we acquire any appreciated asset from a C corporation in certain transactions in which we must adopt the basis of the asset or any other property in the hands of the C corporation as our basis of the asset in our hands, and we recognize gain on the disposition of that asset during the 10-year period beginning on the date on which we acquired that asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. In general, a “C corporation” means a corporation that has to pay full corporate-level tax.

•	Tenth, if we receive non-arm’s length income from one of our taxable REIT subsidiaries (as defined under “—Requirements for Qualification”), we will be subject to a 100% tax on the amount of our non-arm’s-length income.
Requirements for Qualification
     To qualify as a REIT, we must elect to be treated as a REIT, and we must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests, and (d) annual dividend requirements.
Organizational Requirements
     The Code defines a REIT as a corporation, trust or association:
•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to also include certain entities; and

•	which meets certain other tests, described below, regarding the nature of its income and assets.
     The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.
     We expect that we will satisfy the conditions described in the first through fifth bullet points of the preceding paragraph and believe that we will also satisfy the condition described in the sixth bullet point of the preceding paragraph. In addition, our charter provides for restrictions regarding the ownership and transfer of our capital stock. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points of the preceding paragraph. The ownership and transfer restrictions pertaining to the stock are described earlier in this prospectus under the heading “Description of Capital Stock—Restrictions on Transfer.”
     For purposes of determining share ownership under the sixth bullet point, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the sixth bullet point.
     A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.
     An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests.
     If, as in our case, a REIT is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate capital share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that capital share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of American Campus Communities Operating Partnership LP, or our “Operating Partnership,” which is our principal asset, will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section. In addition, actions taken by the Operating Partnership or any other entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership in which we own an interest, either directly or through one or more tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships such as the Operating Partnership, can affect our ability to satisfy the REIT income and assets tests and the determination of whether we have net income from prohibited transactions. Accordingly, for purposes of this discussion, when we discuss our actions, income or assets we intend that to include the actions, income or assets of the Operating Partnership or any entity that is either a disregarded entity (including a qualified REIT subsidiary) or partnership for U.S. Federal income tax purposes in which we maintain an interest through multiple tiers of disregarded entities (including qualified REIT subsidiaries) or partnerships.
Taxable REIT Subsidiaries
     A taxable REIT subsidiary, or a “TRS” is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a taxable REIT subsidiary. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds directly or indirectly, more than 35% of the securities of any other corporation (by vote or by value), then that other corporation is also treated as a TRS. A corporation can be a TRS with respect to more than one REIT. We have made a TRS election for American Campus Communities Services, Inc., our taxable REIT subsidiary.
     A TRS is subject to Federal income tax at regular corporate rates (maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of our taxable REIT subsidiaries will also be subject to tax, either (i) to us if we do not pay the dividends received to our stockholders as dividends, or (ii) to our stockholders if we do pay out the dividends received to our stockholders. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the parent REIT’s tenants that are not conducted on an arm’s-length basis. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “—Asset Tests” that generally precludes ownership of more than 10% (by vote or value) of any issuer’s securities. However, as noted below, in order for us to qualify as a REIT, the securities of all of the taxable REIT subsidiaries in which we have invested either directly or indirectly may not represent more than 20% of the total value of our assets. We expect that the aggregate value of all of our interests in taxable REIT subsidiaries will represent less than 20% of the total value of our assets, and will, to the extent necessary, limit the activities of the Services Company or take other actions necessary to satisfy the 20% value limit. We cannot, however, assure that we will always satisfy the 20% value limit or that the IRS will agree with the value we assign to the Services Company and any other TRS in which we own an interest.
     A TRS is not permitted to directly or indirectly operate or manage a “lodging facility.” A “lodging facility” is defined as a “hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis.” We believe that our Services Company will not be considered to operate or manage a lodging facility. Although the Services Company is expected to lease certain of our student housing properties on a short term basis during the summer months and occasionally during other times of the year, we believe that such limited short term leasing will not cause the Services Company to be considered to directly or indirectly operate or manage a lodging facility. Our belief in this regard is based in part on Treasury Regulations interpreting similar language applicable to other provisions of the Code. Treasury Regulations or other guidance specifically adopted for purposes of the TRS provisions might take a different approach, and, even absent such guidance, the IRS might take a contrary view. In such an event, we might be forced to change our method of operating the Services Company, which could adversely affect us, or could cause the Services Company to fail to qualify as a TRS, in which event we would likely fail to qualify as a REIT.
     We may engage in activities indirectly though a TRS as necessary or convenient to avoid receiving the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly. In particular, we would likely engage in activities through a TRS for providing services that are non-customary and services to unrelated parties (such as our third party development and management services) that might produce income that does not qualify under the gross income tests described below. We might also hold certain properties in the Services Company, such as our interest in certain of the leasehold properties if we determine that the ownership structure of such properties may produce income that would not qualify for purposes of the REIT income tests described below.
Gross Income Tests
     We must satisfy two gross income tests annually to maintain our qualification as a REIT.
     First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:
•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital.
     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these.
     Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.
     Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:
•	First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages: (a) are fixed at the time the leases are entered into, (b) are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits, and (c) conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all of the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents which are fixed dollar amounts, and not to any extent by reference to any person’s income or profits, in compliance with the rules above.

•	Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, referred to as a related party tenant, other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person.

We do not own any stock or any assets or net profits of any lessee directly, except that we may lease office or other space to our TRS or another taxable REIT subsidiary. We believe that each of the leases will conform with normal business practice, contain arm’s-length terms and that the rent payable under those leases will be treated as rents from real property for purposes of the 75% and 95% gross income tests. However, there can be no assurance that the IRS will not successfully assert a contrary position or that a change in circumstances will not cause a portion of the rent payable under the leases to fail to qualify as “rents from real property.” If such failures were in sufficient amounts, we might not be able to satisfy either of the 75% or 95% gross income tests and could lose our REIT status. In addition, if the IRS successfully reapportions or reallocates items of income, deduction, and credit among and between us and our TRS under the leases or any intercompany transaction because it determines that doing so is necessary to prevent the evasion of taxes or to clearly reflect income, we could be subject to a 100% excise tax on those amounts. As described above, we may own one or more taxable REIT subsidiaries. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. If we receive rent from a TRS, we will seek to comply with this exception. Whether rents paid by our TRS are substantially comparable to rents paid by our other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a controlled TRS is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS.
•	Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease.

The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT.

•	Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related properties.
     We do not intend to perform any services other than customary ones for our lessees, other than services provided through independent contractors or taxable REIT subsidiaries. If a portion of the rent we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the lessee; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS and our income from the services exceeds 1% of our income from the related property.
     Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as utility and telephone companies), penalties for nonpayment or late payment of rent, lease application or administrative fees. These and other similar payments should qualify as “rents from real property.”
     Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, in the case of a shared appreciation mortgage, any additional interest received on a sale of the secured property will be treated as gain from the sale of the secured property.
     Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We do not have any current intention to sell any of our properties. Even if we do sell any of our properties, we believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe- harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction.
     Foreclosure Property. We will be subject to tax at the maximum corporate rate on certain income from foreclosure property. We do not own any foreclosure properties and do not expect to own any foreclosure properties in the future. This would only change in the future if we were to make loans to third parties secured by real property.
     Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For 2004, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness we incur to acquire or carry “real estate assets” should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Beginning in 2005, income from certain hedging transactions, clearly identified as such, is not included in our gross income for purposes of the 95% gross income test. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments will generate income which will be considered qualifying income for purposes of the gross income tests. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.
Failure to Satisfy Gross Income Tests
     Beginning in 2005, if we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:
•	our failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	we file a description of each item of our gross income in accordance with applicable Treasury Regulations.
     We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.
Asset Tests
     To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year:
•	First, at least 75% of the value of our total assets must consist of: (a) cash or cash items, including certain receivables, (b) government securities, (c) interests in real property, including leaseholds and options to acquire real property and leaseholds, (d) interests in mortgages on real property, (e) stock in other REITs, and (f) investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five year term;

•	Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets;

•	Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities;

•	Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries; and

•	Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.
     For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” generally does not include debt securities issued by a partnership to the extent of our interest as a partner of the partnership or if at least 75% of the partnership’s gross income (excluding income from prohibited transactions) is qualifying income for purposes of the 75% gross income test. In addition, “straight debt” and certain other instruments are not treated as “securities” for purposes of the 10% value test.
Failure to Satisfy the Asset Tests
     We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:
•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.
     If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Beginning in the 2005 taxable year, if we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. These relief provisions generally will be available for failures of the 5% asset test and the 10% asset tests if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) the failure is due to ownership of assets that exceed the amount in (i) above, the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with Treasury Regulations, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.
Distribution Requirements
     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gains, to our stockholders in an aggregate amount not less than: the sum of (a) 90% of our “REIT taxable income,” computed without regard to the dividends-paid deduction or our net capital gain or loss, and (b) 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income.
     We must pay such dividends in the taxable year to which they relate, or in the following taxable year if we declare the dividend before we timely file our federal income tax return for the year and pay the dividend on or before the first regular dividend payment date after such declaration.
     To the extent that we do not distribute all of our net capital gains or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will have to pay tax on those amounts at regular ordinary and capital gains corporate tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we would have to pay a 4% nondeductible excise tax on the excess of the required dividend over the amounts actually distributed.
     We may elect to retain and pay income tax on the net long-term capital gains we receive in a taxable year. See “—Taxation of Taxable U.S. Holders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely dividends sufficient to satisfy the annual dividend requirements and to avoid corporate income tax and the 4% excise tax.
     It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gains attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares or pay dividends in the form of taxable stock dividends.
     Under certain circumstances, we may be able to correct a failure to meet the distribution requirements for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements
     We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of the outstanding common stock. We have complied and intend to continue to comply with these requirements.
Accounting Period
     In order to elect to be taxed as a REIT, we must use a calendar year accounting period. We use the calendar year as our accounting period for federal income tax purposes for each and every year we intend to operate as a REIT.
Failure to Qualify as a REIT
     If we failed to qualify as a REIT in any taxable year and no relief provision applied, we would have the following consequences. We would be subject to federal income tax and any applicable alternative minimum tax at rates applicable to regular C corporations on our taxable income, determined without reduction for amounts distributed to stockholders. We would not be required to make any distributions to stockholders, and any dividends to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits (which may be subject to tax at preferential rates to individual stockholders). Corporate stockholders could be eligible for a dividends-received deduction if certain conditions are satisfied. Unless we qualified for relief under specific statutory provisions, we would not be permitted to elect taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We might not be entitled to the statutory relief described in this paragraph in all circumstances.
Relief From Certain Failures of the REIT Qualification Provisions
     Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.
Taxation of Taxable U.S. Holders
     As used in this section, the term “U.S. holder” means a holder of securities who, for United States Federal income tax purposes, is:
•	a citizen or resident of the United States;

•	a domestic partnership;

•	a domestic corporation;

•	an estate whose income is subject to United States Federal income taxation regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.
     As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. holders as ordinary income. Individuals receiving “qualified dividends” from domestic and certain qualifying foreign subchapter C corporations may be entitled to lower rates on dividends (at rates applicable to long-term capital gains, currently at a maximum rate of 15%) provided certain holding period requirements are met. However, individuals receiving dividend distributions from us, a REIT, will generally not be eligible for the recent lower rates on dividends except with respect to the portion of any distribution which (a) represents dividends being passed through to us from a corporation in which we own shares (but only if such dividends would be eligible for the recent lower rates on dividends if paid by the corporation to its individual stockholders), including dividends from our TRS, (b) is equal to our REIT taxable income (taking into account the dividends paid deduction available to us) less any taxes paid by us on these items during our previous taxable year, or (c) are attributable to built-in gains realized and recognized by us from the disposition of properties acquired by us in certain non-recognition transactions, less any taxes paid by us on these items during our previous taxable year. The lower rates will apply only to the extent we designate a distribution as qualified dividend income in a written notice to you. Individual taxable U.S. holders should consult their own tax advisors to determine the impact of these provisions. Dividends of this kind will not be eligible for the dividends received deduction in the case of taxable U.S. holders that are corporations. Dividends made by us that we properly designate as capital gain dividends will be taxable to taxable U.S. holders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a taxable U.S. holder has held its common stock. Thus, with certain limitations, capital gain dividends received by an individual taxable U.S. holder may be eligible for preferential rates of taxation. Taxable U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.
     The 15% reduced maximum tax rate on “qualified dividends” and certain long-term capital gains, as described above, was provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 and generally is effective for taxable years ending on or after May 6, 2003 through December 31, 2008. On May 17, 2006, President Bush signed the Tax Relief Extension Reconciliation Act of 2005, which extended this reduction until December 31, 2010. Without future legislative changes, the maximum long-term capital gains and dividend rate discussed above will increase in 2011. This recent legislation could cause stock in non-REIT corporations to be a more attractive investment to individual investors than stock in REITs and could have an adverse effect on the market price of our equity securities.
     To the extent that we pay dividends, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these dividends will be treated first as a tax-free return of capital to each taxable U.S. holder. Thus, these dividends will reduce the adjusted basis which the taxable U.S. holder has in our stock for tax purposes by the amount of the dividend, but not below zero. Dividends in excess of a taxable U.S. holder’s adjusted basis in its common stock will be taxable as capital gains, provided that the stock has been held as a capital asset.
     Dividends authorized by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that we actually pay the dividend in January of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.
     We may elect to retain, rather than distribute, all or a portion of our net long-term capital gains and pay the tax on such gains. If we make such an election, we will designate amounts as undistributed capital gains in respect of your shares or beneficial interests by written notice to you which we will mail out to you with our annual report or at any time within 60 days after December 31 of any year. When we make such an election, taxable U.S. holders holding common stock at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each taxable U.S. holder required to include the designated amount in determining the holder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. Taxable U.S. holders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. Taxable U.S. holders will increase their basis in their stock by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

     Dividends made by us and gain arising from a taxable U.S. holder’s sale or exchange of our stock will not be treated as passive activity income. As a result, taxable U.S. holders generally will not be able to apply any passive losses against that income or gain.
     When a taxable U.S. holder sells or otherwise disposes of our securities, the holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the security for tax purposes. This gain or loss will be capital gain or loss if the U.S. holder has held the security as a capital asset. The gain or loss will be long-term gain or loss if the U.S. holder has held the security for more than one year. Long-term capital gains of an individual taxable U.S. holder is generally taxed at preferential rates. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gains applicable to individuals is 15% for sales and exchanges of assets held for more than one year and occurring after May 6, 2003 through December 31, 2010. The maximum tax rate on long-term capital gains from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is taxable to non-corporate holders at a 15% or 25% rate. The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gains at corporate ordinary income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years. In general, any loss recognized by a taxable U.S. holder when the holder sells or otherwise disposes of our securities that the holder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of dividends received by the holder from us which were required to be treated as long-term capital gains.
Information Reporting Requirements and Backup Withholding
     We will report to our holders of our debt securities and stock and to the Internal Revenue Service the amount of interest or dividends we pay during each calendar year and the amount of tax we withhold, if any. A holder may be subject to backup withholding at a rate of 28% with respect to interest or dividends unless the holder:
•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.
     A holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the holder’s income tax liability. In addition, we may be required to withhold a portion of capital gain dividends to any holders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. holders, see “—Taxation of Non-U.S. Holders.”
Taxation of Tax-Exempt Holders
     Amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Provided that a tax-exempt holder is not one of the types of entity described in the next paragraph and has not held its stock as “debt financed property” within the meaning of the Code, and the stock is not otherwise used in a trade or business, the dividend income from the stock will not be unrelated business taxable income to a tax-exempt stockholder. Similarly, income from the sale of stock will not constitute unrelated business taxable income unless the tax-exempt holder has held the stock as “debt financed property” within the meaning of the Code or has used the stock in a trade or business.

     Income from an investment in our securities will constitute unrelated business taxable income for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its securities. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.
     Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust which:
•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.
     Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:
•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.
     The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. We do not expect to be classified as a pension-held REIT, but this cannot be guaranteed.
     The rules described above in “—Taxation of Taxable U.S. Holders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.
Taxation of Non-U.S. Holders
     The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of common stock, including any reporting requirements.
     Ordinary Dividends. Dividends, other than dividends that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests, as discussed below, and other than dividends designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend will ordinarily apply to dividends of this kind to non-U.S. holders, unless an applicable income tax treaty reduces that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. holder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the

non-U.S. holder to U.S. taxation on a net income basis), tax at graduated rates will generally apply to the non-U.S. holder in the same manner as U.S. holders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the stockholder is a foreign corporation. We expect to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. holder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate (ordinarily, IRS Form W-8BEN) is filed with us or the appropriate withholding agent or (b) the non-U.S. holder files an IRS Form W-8ECI or a successor form with us or the appropriate withholding agent claiming that the dividends are effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business.
     Dividends to a non-U.S. holder that are designated by us at the time of dividend as capital gain dividends which are not attributable to or treated as attributable to the disposition by us of a U.S. real property interest generally will not be subject to U.S. Federal income taxation, except as described below.
     Return of Capital. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from our disposition of a U.S. real property interest, will not be taxable to a non-U.S. holder to the extent that they do not exceed the adjusted basis of the non-U.S. holder’s stock. Distributions of this kind will instead reduce the adjusted basis of the stock. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. holder’s common stock, they will give rise to tax liability if the non-U.S. holder otherwise would have to pay tax on any gain from the sale or disposition of its common stock, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. holder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of our current accumulated earnings and profits.
     Capital Gain Dividends. For any year in which we qualify as a REIT, dividends that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a non-U.S. holder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these dividends are taxed to a non-U.S. holder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. holders will be taxed on the dividends at the normal capital gain rates applicable to U.S. holders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-U.S. holders that are individuals. Beginning in our 2005 taxable year, the above rules relating to distributions attributable to gains from our sales or exchanges of U.S. real property interests (or such gains that are retained and deemed to be distributed) will not apply with respect to a non-U.S. holder that does not own more than 5% of our common stock at any time during the taxable year, provided our common stock is “regularly traded” on an established securities market in the United States. We are required by applicable Treasury Regulations under the Foreign Investment in Real Property Tax Act of 1980, as amended, to withhold 35% of any distribution that we could designate as a capital gains dividend. However, if we designate as a capital gain dividend a distribution made before the day we actually effect the designation, then although the distribution may be taxable to a non-U.S. holder, withholding does not apply to the distribution under this statute. Rather, we must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. holder may credit the amount withheld against its U.S. tax liability.
     Sale of Common Stock. Gain recognized by a non-U.S. holder upon a sale or exchange of our common stock generally will not be taxed under the Foreign Investment in Real Property Tax Act if we are a “domestically controlled REIT,” defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. We believe that we will be a domestically controlled REIT, and, therefore, that taxation under this statute generally will not apply to the sale of our common stock, however, because our stock is publicly traded, no assurance can be given that the we will qualify as a domestically controlled REIT at any time in the future. Gain to which this statute does not apply will be taxable to a non-U.S. holder if investment in the common stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. holder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holders to U.S. taxation on a net income basis). In this case, the same treatment will apply to the non-U.S. holders as to U.S. holders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. holder if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.
     If we were not a domestically controlled REIT, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. holder’s sale of common stock only if the selling non-U.S. holders owned more than 5% of the class of common stock sold at any time during a specified period. This period is generally the shorter of the period that the non-U.S. holder owned the common stock sold or the five-year period ending on the date when the stockholder disposed of the common stock. If tax under this statute applies to the gain on the sale of common stock, the same treatment would apply to the non-U.S. holder as to U.S. holders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.
Backup Withholding and Information Reporting
     If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:
•	dividend payments;

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker, as long as the income associated with these payments is otherwise exempt from United States Federal income tax; and

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker: (a) a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or (b) other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury Regulations, or (c) you otherwise establish an exemption.
     Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:
•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury Regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.
     In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:
•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year: (a) one or more of its partners are “U.S. persons,” as defined in U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (b) such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.
Tax Aspects of Our Investments in the Operating Partnership
     The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in the Operating Partnership and any subsidiary partnerships or limited liability companies we form or acquire, each individually referred to as a Partnership and, collectively, as Partnerships. The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.
Classification as Partnerships
     We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or partners will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:
•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.
     Under the check-the-box regulations, an unincorporated business entity with at least two owners or partners may elect to be classified either as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes.
     We intend that each partnership we own an interest in will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).
     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated for any taxable year for which at least 90% of the partnership’s gross income consists of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, known as the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership, and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation.

     We expect that each partnership we own an interest in will qualify for the private placement exclusion, one of the other safe harbors from treatment as a publicly traded partnership, and/or will satisfy the 90% passive income exception.
Income Taxation of the Partnerships and Their Partners
     We own 99.0% of the interests in the Operating Partnership and certain subsidiary partnerships. Entities that we own 100% of the interests in (directly or through other disregarded entities) will be treated as disregarded entities. In addition we may hold interests in partnership or LLCs that are not disregarded entities (the “Partnership” or “Partnerships”).
     Partners, Not the Partnerships, Subject to Tax. A Partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.
     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the Partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.
     Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Conversely, our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “—Requirements for Qualification.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.
State and Local Taxes
     We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a holder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, holders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our securities.

SELLING STOCKHOLDERS
     Our common stock being offered by this prospectus are being registered to permit secondary public trading of our common stock. Subject to the restrictions described in this prospectus, the selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer our common stock covered under this prospectus for resale from time to time. The shares of common stock covered, as to their resale, under this prospectus include shares issuable upon conversion of the units, including any additional shares issuable to prevent dilution as a result of stock splits, stock dividends or similar events. In addition, subject to the restrictions described in this prospectus, the selling stockholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan Of Distribution.”
     The following table sets forth the number of shares of common stock and units held by the selling stockholders as of February 1, 2007 and the maximum number of shares of common stock that may be sold by the selling stockholders, or by any of their pledgees, donees, transferees or other successors in interest. Each unit may be exchanged for one share of common stock, subject to adjustment. In lieu of issuing common stock upon the exchange of the units, we may, at our option, issue cash in an amount equal to the fair market value of an equivalent number of shares of our common stock. The table is prepared based on information from the selling stockholders. Based on such information, no selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer. Since the selling stockholders may sell all, some or none of their shares, no estimate can be made of the aggregate number of shares that are to be offered by the selling stockholders under this prospectus or that will be owned by each selling stockholder upon completion of the offering to which this prospectus relates.

		Maximum Number of
	Number of Units	Shares of Common
Selling Stockholder	Held	Stock to be Sold
Michael J. Henneman (1)	457,490	457,490
Roderick Schmidt	380,192	380,192
Keeling Family Irrevocable Trust	271,692	271,692
David Keeling	263,300	263,300
Eric Worner	191,905	191,905
Roger and Sheryl Marsh	71,943	71,943
Henneman Family LLC (1)	68,076	68,076
Schmidt Family Investments LLC	68,076	68,076
Rodney Poole	67,067	67,067
Ralph J. Henneman Trust	59,525	59,525
Michael Sheppard	55,279	55,279
Paul and Barbara Koch	42,591	42,591
Kent P. Dauten	32,171	32,171
David Diana Revocable Trust	27,230	27,230
Chad Worner	22,778	22,778
Dan Jaworski	19,607	19,607
HSW Properties LLC (1)	18,103	18,103
Dennis E. Smith	16,685	16,685
Sheryl Marsh	12,687	12,687
Joseph Giblin	10,616	10,616
Rita Henneman Trust	10,931	10,931
Donna Worner	9,646	9,646
Mary Jane Diana Revocable Trust	7,735	7,735
Lucille Frasca Trust	7,036	7,036
Delores M. Henneman Trust B&C	5,271	5,271
Vernon Holland	4,246	4,246
Estate of Jeanette Holland	1,200	1,200
Jeffrey M. Fenster	1,070	1,070

Total	2,204,148	2,204,148

(1)	Henneman Family LLC and HSW Properties LLC are each controlled by Michael J. Henneman. Mr. Henneman is a member of our board of directors.

PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, donees, transferees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent to the purchase of shares, from the purchaser) in amount to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the units or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provisions of the Securities Act of 1933, amending the list of selling stockholders to include the pledgee, transferee or other successor-in-interest as a selling stockholder under this prospectus.
     The selling stockholders may also transfer the common stock in other circumstances, in which case the pledgees, donees, transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.
     We will pay all fees and expenses incurred by us incident to the registration of the common stock.

WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is www.studenthousing.com.
     This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits some of the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy of the registration statement, including the exhibits and schedules, as described in the previous paragraph.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information we file later with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 001-32265) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:
•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and

•	Current Reports on Form 8-K filed on February 13, 2006, March 7, 2006 as amended by the Current Report on Form 8-K/A filed on May 9, 2006, August 22, 2006 and September 14, 2006.
     You may request a copy of these filings at no cost by writing or telephoning Investor Relations, at the following address and telephone number:
American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, Texas 78746
(512) 732-1000
     You should rely only on the information incorporated by reference or provided in this prospectus or in the supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.
LEGAL MATTERS
     Locke Liddell & Sapp LLP, Dallas, Texas, has passed on the legality of the common stock offered through this prospectus.

EXPERTS
     The consolidated and combined financial statements of American Campus Communities, Inc. and its subsidiaries appearing in American Campus Communities, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 and American Campus Communities management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference and included herein, respectively, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
     The following table sets forth the estimated expenses in connection with the offering contemplated by this Registration Statement:

SEC Registration Fee	$7,433
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	30,000
Miscellaneous	2,567

Total	$50,000

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Our charter contains a provision permitted under Maryland law requiring us to eliminate each director’s and officer’s personal liability for monetary damages to the maximum extent permitted under Maryland law. Under current Maryland law, the directors and officers are liable to us or our stockholders for monetary damages only for liability resulting either from acts of active and deliberate dishonesty established by final judgment as material to the cause of action or from the actual receipt of an improper benefit or profit in money, property or services. In addition, to the maximum extent permitted under Maryland law, our charter and bylaws require us to indemnify our directors and officers and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director or officer is made a party to the proceeding by reason of his or her service in that capacity. These rights are contract rights fully enforceable by each beneficiary of those rights, and are in addition to, and not exclusive of, any other right to indemnification.
     We have entered into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland Law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.
     In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of American Campus Communities Operating Partnership LP.

ITEM 16.	EXHIBITS.
      The list of exhibits is incorporated herein by reference to the Exhibit Index.

ITEM 17.	UNDERTAKINGS.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     (d) The undersigned registrant hereby undertakes that:
     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 2nd day of February, 2007.

AMERICAN CAMPUS COMMUNITIES, INC.
By:	/s/ William C. Bayless, Jr.
William C. Bayless, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William C. Bayless, Jr., Brian B. Nickel and Jonathan A. Graf, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments), with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William C. Bayless, Jr. William C. Bayless, Jr.	President and Chief Executive Officer (Principal Executive Officer)	February 2, 2007

/s/ Brian B. Nickel Brian B. Nickel	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	February 2, 2007

/s/ Jonathan A. Graf Jonathan A. Graf	Senior Vice President, Chief Accounting Officer and Treasurer (Principal Accounting Officer)	February 2, 2007

/s/ R.D. Burck R.D. Burck	Chairman of the Board of Directors	February 2, 2007

/s/ G. Steven Dawson G. Steven Dawson	Director	February 2, 2007

/s/ Cydney Donnell Cydney Donnell	Director	February 2, 2007

Signature	Title	Date

/s/ Edward Lowenthal Edward Lowenthal	Director	February 2, 2007

/s/ Scott H. Rechler Scott H. Rechler	Director	February 2, 2007

/s/ Winston W. Walker Winston W. Walker	Director	February 2, 2007

/s/ Michael J. Henneman Michael J. Henneman	Director	February 2, 2007

EXHIBIT INDEX

Exhibit
Number
3.1
Articles of Amendment and Restatement of American Campus Communities, Inc. Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

3.2	Bylaws of American Campus Communities, Inc. Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

4.1
Form of Certificate for Common Stock of American Campus Communities, Inc. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

5.1	Opinion of Locke Liddell & Sapp LLP as to the legality of the securities being registered.

8.1	Opinion of Locke Liddell & Sapp LLP as to certain tax matters.

10.1
Form of Amended and Restated Partnership Agreement of American Campus Communities Operating Partnership LP. Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-11 (Registration No. 333-114813) of American Campus Communities, Inc.

10.2
Form of First Amendment to Amended and Restated Agreement of Limited Partnership of American Campus Communities Operating Partnership LP, dated as of March 1, 2006, between American Campus Communities Holdings LLC and those persons who have executed such amendment as limited partners. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 001-32265) of American Campus Communities, Inc. filed on March 7, 2006.

10.3
Form of Registration Rights and Lock-Up Agreement, dated as of March 1, 2006, between American Campus Communities, Inc. and each of the persons who are signatory thereto. Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K (File No. 001-32265) of American Campus Communities, Inc. filed on March 7, 2006.

10.4
Form of Tax Matters Agreement, dated as of March 1, 2006, among American Campus Communities Operating Partnership LP, American Campus Communities, Inc., American Campus Communities Holdings LLC and each of the limited partners of the Operating Partnership who have executed a signature page thereto. Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K (File No. 001-32265) of American Campus Communities, Inc. filed on March 7, 2006.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1 hereto).

23.3	Consent of Locke Liddell & Sapp LLP (included in Exhibit 8.1 hereto).

24.1	Power of Attorney (included on signature page).